EXHIBIT 2

                                 [TRANSLATION]
                                                                November 1, 2005


                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.


SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


             IMMEDIATE REPORT CONCERNING THE CONVENING OF A MEETING



1. On October 31, 2005, it was resolved to convene a Special Meeting of the Bank which will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Sunday, November 27, 2005 at 2:00 P.M.

2. The date for determining the right to vote at the Special Meeting is November 14, 2005.

3. AGENDA AND PROPOSED RESOLUTIONS

1. EXTENSION OF THE TERMS OF SERVICE OF DR. R. COHEN AS THE CHAIRMAN OF THE BOARD, FOR AN ADDITIONAL TWO YEARS, UNTIL JULY 31, 2008.

THE PRINCIPLES OF THE RESOLUTION:

Further to the resolution of the board of Directors on October 31, 2005 to extend the appointment of Dr. R. Cohen as a director and Chairman of the Board for an additional two years, until July 31, 2008, and further to the resolutions of the Audit Committee and the Board of Directors of the Bank, also on October 31, 2005, to approve the extension of the current terms of service of Dr. R. Cohen, to approve that the terms of service which apply to the term of Dr. R. Cohen as Chairman of the Board for the period ending on August 14, 2006, shall be extended and applied also to the above additional period.

The extended terms of service will follow the current terms of service, without any changes, and the principle terms are as follows:

     a. The term of the Chairman of the Board shall continue until July 31, 2008.

     b. The Chairman of the Board shall be employed on the basis of an 85% position.

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     c.   The monthly salary to be paid to the Chairman of the Board (for the above 85% position) shall be NIS 49,500, linked to the Consumer Price Index published on July 15, 2002.

     d. The Chairman of the Board shall be entitled to annual vacation of 22 working days, sick leave of 30 calendar days per year, leave for personal reasons as customary in the Bank, payment for 14 recreation days, payments to advanced study funds, expenses for home telephone use and other benefits customary for employees of the Bank.

     e. The Bank shall make available a vehicle for the use of the Chairman of the Board.

     f. The Chairman of the Board shall be insured with Executive insurance. The ownership of the insurance policy will pass from the Bank to the Chairman of the Board after the termination of employer-employee status. Additionally, the Chairman of the Board will be insured with disability insurance.

          The payments for the above Executive insurance, will be in lieu of severance pay, as prescribed by law.

     g. The Bank shall serve the Chairman of the Board prior notice of 90 days prior to the termination of his service.

     h. The term of service may be shortened by the Bank only in such cases in which the Chairman of the Board shall cease to be fit to serve as Chairman of the Board, or if his right to severance pay shall be revoked in a judgment pursuant to Severance Pay Law-1963, or for reasons pursuant to Section 42 (a) (6) of the Governmental Companies Law-1975.

     i. Upon the termination of employer-employee status between the Bank and the Chairman of the Board, the rights and the amounts in the Executive insurance and the advanced study funds shall be released to the Chairman of the Board and he shall also be entitled to redeem un-utilized vacation days (but not to redeem un-utilized sick days).

The majority required to adopt the resolution set out in the above Agenda is a simple majority.

4. The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

5. If there shall not be a legal quorum, the meeting shall then take place on December 4, 2005 at 2 P.M..

6. The full text of the proposed resolution may be reviewed on business days, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank) at the Bank's offices at 82 Menahem Begin Road, Tel Aviv.